Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2017	For the Twelve Months Ended December 31, 2016	For the Nine Months Ended September 30, 2016
Earnings
Net Income	$883	$1,056	$859
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	551	603	491
Pre-Tax Income	$1,434	$1,659	$1,350
Add: Fixed Charges*	488	634	474
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,922	$2,293	$1,824
* Fixed Charges
Interest on Long-term Debt	$447	$575	$430
Amortization of Debt Discount, Premium and Expense	9	13	10
Interest Capitalized	—	—	—
Other Interest	11	19	14
Interest Component of Rentals	21	27	20
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$488	$634	$474
Ratio of Earnings to Fixed Charges	3.9	3.6	3.8